SciQuest, Inc.
6501 Weston Parkway, Suite 200
Cary, NC 27513
September 23, 2010
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Tamara J. Tangen, Staff Accountant
Ryan Houseal, Attorney Advisor

Re:	Acceleration Request of SciQuest, Inc.
Registration Statement on Form S-1 (File No. 333-165720)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, SciQuest, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Thursday, September 23, 2010, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.
The Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance. If you should have any questions, please contact Grant W. Collingsworth of Morris, Manning & Martin, LLP, counsel to the Registrant, at (404) 504-7786 or by facsimile at (404) 365-9532.

Very truly yours, SciQuest, Inc.
By:	/s/ Stephen J. Wiehe
Stephen J. Wiehe
President and Chief Executive Officer